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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                      0-259098
(Check One):
                                                                    CUSIP NUMBER
                                                                     49223QIO4

[ ]  Form 10-K          [ ] Form 20-F     [X] Form 10-Q           [ ] Form N-SAR

          For Period Ended:   June 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

          For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

                              Just Like Home, Inc.

                            Full Name of Registrant:


           Address of Principal Executive Office (Street and Number)
                          311 Castle Shannon Boulevard

                            City, State and Zip Code
                        Pittsburgh, Pennsylvania  15234

Part II--Rules 12g-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K KSB, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company filed its January-March quarterly report on Form 10-QSB in May 15, 2001. Because there were a number of non-operational transactions during the second quarter, additional time has been devoted to discussions with the Company's auditing firm to be certain that the transactions have been correctly entered. The interaction process has taken longer than anticipated.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

        Robert C. Lohr                                   (412) 341-4500
            (Name)                              (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If the answer is no, identify report(s).       [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of Yes No operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?   [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Just Like Home, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2001                  By:   /s/   Robert C. Lohr, CEO

________________________________________________________________________________

                                   ATTENTION

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     Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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